UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: GLOBETECH SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

440 Grooms Road
(No. and Street)

Clifton Park	New York	12065
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Wendy Elliott	(678) 679-8644	wendy@globetechsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ferrara CPA
(Name – if individual, state last, first, and middle name)

100 Horizon Center Blvd	Hamilton	NJ	08619
(Address)	(City)	(State)	(Zip Code)

12/17/2024	7259
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WENDY ELLIOTT, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GLOBETECH SECURITIES LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
CEO|CCO

[signature]
Notary Public

TAMI C. Mc DONOUGH
Notary Public, State of New York
Qualified in Saratoga County
5003460
Commission Expires October 14, 2026

TAMI C. McDONOUGH NOTARY PUBLIC NEW YORK

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GLOBETECH SECURITIES LLC
(A wholly owned subsidiary of TAC Financial Corporation)
(SEC I.D. No. 8-70531)

Statement of Financial Condition
For the year ended December 31, 2024

(With Report of Independent Registered Public Accounting Firm Thereon)

Table of Contents

Ferrara CPA
Certified Public Accountant
100 Horizon Center Blvd
Hamilton, NJ 08691
Tel: 609-865-5391

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Globetech Securities LLC

Opinion on the Financial Statement

I have audited the accompanying statement of financial condition of Globetech Securities LLC as of December 31, 2024, and the related notes (collectively referred to as the financial statement). In my opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Globetech Securities LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Globetech Securities LLC's management. My responsibility is to express an opinion on Globetech Securities LLC's financial statement based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Globetech Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Joseph Ferrara

I have served as Globetech Securities LLC's auditor since 2024.

Joseph Ferrara, CPA
Hamilton Square, New Jersey
January 30, 2025

GLOBETECH SECURITIES LLC
Financial Statements
Statement of Financial Condition
December 31, 2024

ASSETS		
Cash	$	40,345
Prepaid deposits and expenses		935
TOTAL ASSETS	$	41,280
LIABILITIES AND MEMBER EQUITY		
LIABILITIES		
Accounts payable, accrued expenses and other liabilities		3,309
TOTAL LIABILITIES	$	3,309
Commitments and contingencies (Note 8)		-
MEMBER EQUITY		37,971
TOTAL LIABILITIES AND MEMBER EQUITY	$	41,280

See notes to the Statement of Financial Condition.

GLOBETECH SECURITIES, LLC
Notes to the Statement of Financial Condition
For the year ended December 31, 2024

1. **Organization and Nature of Business**

GlobeTech Securities LLC (the Company) was organized as a California Limited Liability Company in November 2019 and became a registered broker-dealer with the Securities and Exchange Commission (SEC) and member Financial Industry Regulatory Authority (FINRA) in September 2020. The Company is a wholly owned subsidiary of TAC Financial Corporation (Parent), with its planned principal activities encompassing mutual fund operations, private placement of securities, and commission sharing. The Company's activities are subject to significant risks and uncertainties, including the risk and uncertainty that planned operations do not materialize as planned.

Liquidity Matters

The Company has incurred significant operating losses and has primarily relied on capital contributions from its sole shareholder to fund its operations. As of December 31, 2024, the Company had not commenced planned operations. Management anticipates that the current cash balance of $40,345, combined with income from future operations and ongoing capital support from the Parent, will be sufficient to fund the Company's operating plan for at least the next 12 months following the issuance of these financial statements. Capital infusions from the Parent are expected to continue for the foreseeable future, ensuring the Company's ability to maintain its operations.

2. **Significant Accounting and Reporting Policies**

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP) as determined by the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). The Company believes that the disclosures in these financial statements are adequate and not misleading. In the opinion of management, the financial statements contain all adjustments necessary for a fair presentation of the Company's financial position as of December 31, 2024 and is not necessarily indicative of the results for any future period.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

GLOBETECH SECURITIES LLC
Notes to the Statement of Financial Condition
For the year ended December 31, 2024

Cash and Cash Equivalents

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company monitors these bank accounts and does not expect to incur any losses from such accounts. The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held-for-sale in the ordinary course of business. The recorded value of such instruments approximates their fair value. At December 31, 2024, the Company had no cash equivalents.

Fair Value Measurement

Fair value is defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." A three-tiered hierarchy for determining fair value has been established that prioritizes inputs to valuation techniques used in fair value calculations. The three levels of inputs are defined as Level 1 (unadjusted quoted prices for identical assets or liabilities in active markets), Level 2 (inputs that are observable in the marketplace other than those inputs classified in Level 1) and Level 3 (inputs that are unobservable in the marketplace). Cash, receivables (if any), accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

Leases

The Company is required to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms greater than 12 months. All such leases and are to be classified as either finance or operating. The Company had no lease obligations that required recording or disclosures in the December 31, 2024 financial statements.

Income Taxes

The Company is a limited liability company that is treated as a disregarded entity for income tax purposes as all income or loss flows through to its Parent. Therefore, no income tax expense or liability is recorded in the accompanying financial statements.

The Company follows ASC 740, Income Taxes for how uncertain tax positions should be recognized, measured, disclosed, and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax return to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

Management has concluded that there are no tax obligations stemming from unacknowledged tax benefits associated with uncertain income tax positions taken or anticipated for the year ended December 31, 2024. Any tax returns for the years ended December 31, 2021 and thereafter remain open and are therefore subject to audit by the taxing authorities. No income tax returns are currently under examination.

GLOBETECH SECURITIES LLC
Notes to the Statement of Financial Condition
For the year ended December 31, 2024

3. **Prepaid Deposits and Expenses**

Prepaid deposits and expenses represent advance payments made for future goods, services, or rights. The Company follows a systematic approach to recognize and allocate these expenses over the periods when the related benefits are utilized. As of December 31, 2024, the Company's prepaid deposits and expenses totaled $935 and is disclosed in the Statement of Financial Condition.

4. **Occupancy and Equipment**

The Company has engaged in a third-party agreement encompassing the utilization of office space, administrative services, and supplies, all incurred by the third-party on behalf of the Company. The agreement is structured on a month-to-month basis and is subject to termination by either party. As of December 31, 2024, there was no outstanding balance owed to the third-party in connection with the aforementioned agreement.

5. **Net Capital Requirements**

Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934, which requires maintenance of minimum net capital. Under the Rule, the Company is required to maintain net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness and the ratio of aggregate indebtedness to net capital shall not exceed 1500% or 15:1. At December 31, 2024, the Company had net capital of $37,036 which was $32,036 in excess of its required net capital and the ratio of aggregate indebtedness to net capital was 8.93%.

Reserve Requirements

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers of or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ending December 31, 2024, without exception.

6. **Restrictions on Contributed Capital**

During the year ending December 31, 2024, the Company received capital contributions of $70,000 from the Parent. In accordance with regulatory guidelines, no equity capital can be withdrawn from the Company within one year of the contribution date unless expressly authorized in writing by FINRA. However, the Company retains the right to withdraw profits earned during this restricted period.

7. **Subordinated Liabilities**

As of December 31, 2024, the Company had no liabilities subordinate to the claims of general creditors at the start, throughout, or at the end year.

GLOBETECH SECURITIES LLC
Notes to the Statement of Financial Condition
For the year ended December 31, 2024

8. **Commitments and Contingencies**

Operating as a broker-dealer, the Company is exposed to potential litigation, claims, and regulatory examinations. Following a comprehensive evaluation of potential exposures, management holds the opinion that, as of December 31, 2024, there are no outstanding matters anticipated to have a material adverse effect on the Company's financial position.

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2024 the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments (other than as disclosed in Note 4 above), no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2024 or during the year then ended.

9. **Subsequent Events**

Management has evaluated all events or transactions that occurred after December 31, 2024, through January 30, 2025 the date of the issued financial statements. During this period, there were no material recognizable subsequent events that required recording or disclosures in the December 31, 2024, financial statements.